

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, Michigan 48168

  Re: Cooper-Standard Holdings Inc.
    Form 10-K for the Year Ended December 31, 2023
    Filed February 16, 2024
    File No. 001-36127

Dear Jonathan Banas:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing